FOR IMMEDIATE RELEASE

QUANTITATIVE   ALPHA   TRADING   INC.   (formerly   RTN   Stealth   Software   Inc.)

AUTHORIZES     TSX-V     LISTING     APPLICATION     and     RELEASES     ANNUAL

FINANCIAL STATEMENTS.

May  2,  2011  (Toronto)  –  Todd  Halpern,  Chair  of  the  Board  of  Directors  of  Quantitative  Alpha

Trading  Inc.  (formerly  RTN  Stealth  Software  Inc.),  announced  today  that  the  Company  had approved  and  released  its  annual  audited  Financial  Statements  for  the  year  ended  December  31,

2010,  together  with  Management’s  Discussion  &  Analysis  in  respect  of  the  Company’s  financial results and performance over the preceding calendar year.

“Subsequent  to  its  year  end,  the  Company  has  taken  a  number  of  steps  to  position  itself  for growth”,  Mr.  Halpern  noted.  “These  steps  include  the  expansion  and  strengthening  of  its  Board of  Directors,  as  well  as  a  bolstering  of  its  balance  sheet  and  cash  position  by  satisfying  and eliminating  USD  $2.5  Million  in  long-term  debt  and  completing  an  equity  recapitalization  that generated CDN $2.5 Million of working capital for the Company.”

In  addition,  with  the  unanimous  support  of  shareholders  at  its  recent  Annual  General  Meeting,

the Company also simplified its capital structure by approving the early conversion of all Class B

Preferred  shares  into  common  shares,  adopted  a  new  long-term  incentive  plan  for  members  of the  Board  and  management  and  authorized  the  Company’s  continuance  from  British  Columbia into  Ontario.  The  share  conversion  and  corporate  continuance  will  be  implemented  over  the coming weeks.

In  the  wake  of  the  recent  growth  in  the  Company’s  total  market  capitalization,  other  initiatives are  also  underway,  Mr  Halpern  noted.  “As  we  move  forward  with  the  Company’s  operational and technological development, we have instructed counsel to commence the process of applying for a Tier 1 listing on the TSX Venture Exchange, a process that will be underway immediately”

he  said.    “Given  the  growing  interest  in  software  applications  within  the  securities  trading industry,  our  goal  is  to  steadily  enhance  investor  access  to  information  about  the  Company  as well as its visibility to shareholders and investors generally”.

About QAT

For  more  than  a  decade,  QAT  has  been  researching,  developing  and  maintaining  proprietary algorithmic  securities  trading  systems  that  operate  across  numerous  financial  markets.  Relying

on   behavioural   science   patterns,   the   company’s   proprietary   systems   use   a   linked   series   of

computer programs to analyze securities market data in real-time and directly execute buy or sell orders  over  the  electronic  securities  exchanges  while  monitoring  the  status  of  every  trade  within a given portfolio without human intervention. The company trades on the CNSX exchange under the current symbol RTN.

For further information:

Jim McGovern QAT / Arrow Hedge Partners 1-416-323-0477 jim@qatinc.com

Except  for  historic  information,  the  matters  discussed  in  this  document  contain  certain  forward-

looking  statements.  These  statements  involve  known  and  unknown  risks,  delays,  uncertainties and  other  factors  not  under  the  Corporation's  control  that  may  cause  actual  results,  levels  of activity,  performance  or  achievements  to  be  materially  different  from  the  results,  levels  of activity,  performance,  achievements  or  expectations  expressed  or  implied  by  these  forward-

looking statements.

CNSX  has  not  reviewed  and  does  not  accept  responsibility  for  the  adequacy  or  accuracy  of  the content of this news release.